SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of August 2016

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58217, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

Korea Electric Power Corporation (“KEPCO”) hereby announces its unaudited consolidated and separate results of operation for the second three-month and first half period ended June 30, 2016 prepared in accordance with Korean International Financial Reporting Standards (K-IFRS) as shown below.

Disclaimer:

The financial information relating to the unaudited consolidated and separate results of operations of KEPCO for the second three-month and first half period ended June 30, 2016 as presented below (the “Information”) has been prepared by KEPCO based on preliminary estimates and in accordance with K-IFRS. The Information has been neither audited nor reviewed by KEPCO’s independent accountants, KPMG Samjong Accounting Corp., or any other independent public accountants. The Information may differ significantly from the actual results of operations of KEPCO, and accordingly should not be relied upon for investment, including but not limited to purchase of any securities, or for other purposes.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the second three-month and the first half period ended June 30, 2015 and 2016

(Unit : in billions of Korean Won)	2015 Apr.-Jun.	2016 Apr.-Jun.	Change	2015 Jan.-Jun.	2016 Jan.-Jun.	Change
Operating revenues	13,672	13,275	-2.9%	28,796	28,961	0.6%
Operating income (loss)	2,088	2,705	29.5%	4,328	6,310	45.8%
Income (Loss) before income tax	1,734	2,405	38.7%	3,792	5,913	55.9%
Net income (loss)	1,342	1,768	31.7%	2,565	3,931	53.2%
Net income (loss) attributable to owners of the company	1,305	1,727	32.3%	2,505	3,862	54.1%

CONDENSED SEPARATE STATEMENTS OF COMPREHENSIVE INCOME

For the second three-month and the first half period ended June 30, 2015 and 2016

(Unit : in billions of Korean Won)	2015 Apr.-Jun.	2016 Apr.-Jun.	Change	2015 Jan.-Jun.	2016 Jan.-Jun.	Change
Operating revenues	13,562	13,253	-2.3%	28,498	28,819	1.1%
Operating income (loss)	2,125	1,886	-11.2%	1,931	2,175	12.7%
Income (Loss) before income tax	2,100	1,824	-13.2%	2,404	3,021	25.7%
Net income (loss)	1,594	1,402	-12.1%	1,929	2,448	26.9%

*	The figures may not add up to the relevant total numbers due to rounding.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kim, Jong-soo
Name: Kim, Jong-soo
Title: Vice President

Date: August 4, 2016